02044186

5/31/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2002

Amcor Limited (File No 0-18993)

679 Victoria Street

Abbotsford, Victoria 3067, Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMCOR LIMITED
(Registrant)

Date: 5th June 2002

By: ....

DAVID SOLOMON
GENERAL MANAGER CORPORATE FINANCE

AMCOR LIMITED

PRESS RELEASES

FOR THE MONTH OF

MAY 2002

5th June 2002

Ms Dorothy Robinson
Corporate Trust and Agency Group
Deutsche Bank
Level 4, 4 Albany Street
NEW YORK NEW YORK 10006
UNITED STATES OF AMERICA

Dear Ms Robinson

US$230M AMCOR GUARANTEED NOTES

Pursuant to section 704 of the Indenture and Underwriting Agreement Obligations. Amcor hereby attaches for the Trustee a copy of our Form 6-K return as filed with the Securities and Exchange Commission of even date.

Yours sincerely

David Solomon
GENERAL MANAGER CORPORATE FINANCE

Attach.

G:\Files\GGMFinance\Letters\2000\November2000\SECFORM.doc

Amcor Limited ABN 62 000 017 372
679 Victoria Street Abbotsford Victoria 3067 Australia
GPO Box 1643N Melbourne Victoria 3001 Australia
Tel: 61 3 9226 9000 Fax: 61 3 9226 9050
Australasia ◇ North America ◇ Asia ◇ Europe

AMCOR

News Release

For Release : Wednesday, May 8, 2002

AMCOR ACQUIRES PET CONTAINER AND CLOSURE OPERATIONS OF SCHMALBACH-LUBECA

Amcor has today announced that it has entered into an agreement to acquire the PET container and closure assets of Schmalbach-Lubeca (Schmalbach) for $2.875 billion (€1.725 billion). The combined PET and closures business had calendar 2001 sales revenue of $3.3 billion. The acquisition price represents a trailing EBITDA multiple of 6.7 times earnings to March 31, 2002.

PET Business

Schmalbach is the world's largest manufacturer of PET containers and is the leader in North America, Europe and Latin America. With calendar 2001 sales of $2.5 billion, Schmalbach is well positioned in the three key segments of carbonated soft drink (CSD), bottled water and custom bottles. Schmalbach will complement Amcor's existing PET containers operations in Canada and the Americas.

The combined PET containers group, in addition to servicing the CSD and bottled water market, will be well positioned to target the higher value-add and faster growing segment of custom bottles. This market targets the more technically demanding applications where bottles are custom designed for specific applications, often requiring filling temperatures of up to 95ºC or multilayer wall construction.

During the past four years, more than $1 billion of capital has been invested in Schmalbach's PET operations to improve manufacturing efficiencies and deliver innovative new products to the market. This has contributed to a strong record of improving earnings and returns.

Amcor and Schmalbach's PET businesses had combined calendar 2001 sales of $3.3 billion. They will operate 51 plants in 20 countries and will be the leader in North America, Latin America and Europe.

Amcor's Managing Director, Russell Jones, said: "Amcor is purchasing an extremely well managed business with an excellent track record of growth. The plants are well capitalised with modern equipment and efficient manufacturing processes.

"In combining the two businesses, Amcor has created the leader in PET containers. It will be able to enhance product innovation, purchasing and customer relationships across a global operation.

"The increased exposure to the high value-added custom bottle market is a major advantage as this is the fastest growing and most technically demanding segment of the market."

Amcor Limited ABN 62 000 017 372
679 Victoria Street Abbotsford Victoria 3067 Australia
GPO Box 1643N Melbourne Victoria 3001 Australia
Tel: 61 3 9226 9000 Fax: 61 3 9226 9050
www.amcor.com

Closures Business

Schmalbach-Lubeca White Cap is also one of the world's leading manufacturers of food and beverage closures with calendar 2001 sales of $866 million. In particular, it has strong positions in the metal closure applications for food and beverages in North America and Europe and is the global leader in vacuum metal lug closures. It has three plastic closure plants located in the US and Mexico.

Amcor and Schmalbach's closures operations had combined calendar 2001 sales of around $1 billion and will operate 21 plants in 15 countries.

Over the past two years, Schmalbach-Lubeca White Cap has undertaken significant restructuring and strategic repositioning of its closures operations to reduce costs and improve operating efficiencies.

Russell Jones said: "Amcor has been developing an international closures business in conjunction with our joint venture partner, Bericap, for over five years. This acquisition is an excellent step forward in that development.

"Schmalbach-Lubeca White Cap has undergone significant restructuring during the past two years and most of the benefits are yet to accrue to earnings for the closures business.

"This acquisition also will enable the business to offer complete packaging solutions to our customers in addition to other benefits."

Acquisition Information

Russell Jones said: "We are targeting estimated synergies to be around $75 million per annum by year three, with $20 million achieved in year one. These benefits will be realised through improved efficiencies via plant rationalisation and product optimisation, as well as purchasing benefits and overhead reductions.

"The acquisition of Schmalbach-Lubeca's PET and closures operations is consistent with Amcor's strategy of targeting high growth segments and developing leading market positions.

"The purchase price represents an EBITDA multiple of 6.7 times. This is consistent with Amcor's strictly defined criteria and the acquisition is targeted to achieve a 15% EBITDA return on average funds by the end of year three.

"Although this is a substantial acquisition for Amcor, it is targeted to be EPS positive in year one, both pre and post amortisation of goodwill.

"This is an extremely well run and well managed business that does not require substantial restructuring and is well positioned in its various segments.

"As indicated in the third quarter profit announcement, we remain confident that our target growth of 10% for profit after tax for the full year will be achieved. This acquisition, together with the existing businesses, will deliver further growth in 2003."

The Directors of Amcor presently expect the October 2002 dividend to be 14 cents per share, although final determination of the amount of the dividend will not be made until August.

The acquisition will be funded through a combination of new equity, debt and the sale of Amcor's 45% interest in Kimberly-Clark Australia. The details of the equity raising will be announced prior to resumption of trading on Friday, May 10, 2002. The equity raising will include a placement of new shares, entitlement offers to shareholders and a new issue of hybrid securities.

Russell Jones said: "Amcor is in the best shape it's been in for a long time. We have consistently delivered on our undertakings to the market over the past four years, delivering improving returns and profits. Our strategy has been consistent and well understood.

"We have rebuilt the organisation in a methodical manner, one step at a time. Each significant move has required delivery on our stated objectives before embarking on further major initiatives.

"Management will focus on delivering on the Schmalbach acquisition in the same way it has ensured the success of the European flexibles merger over the past 12 months."

The acquisition is subject to regulatory approvals.

ENDS

For further information contact:

Russell Jones	John Murray
Managing Director	Executive General Manager Corporate Affairs
Amcor Limited	Amcor Limited
Ph: +61 (03) 9226 9001	Ph: +61 (03) 9226 9005

NB: All currency is expressed as Australian dollars unless otherwise specified.

Amcor has requested, and has been granted, a 48-hour trading halt in its Ordinary Shares on the ASX and its American Depository Receipts, which trade on the Nasdaq Stock Market in the United States.

The trading halt will commence on the ASX at the commencement of trading on Wednesday, May 8, 2002 and expire at the close of trading on Thursday, May 9, 2002. On Nasdaq the trading halt will commence at the commencement of trading on Wednesday, May 8, 2002 and expire at the close of trading on that day. Amcor will announce the results of the equity offering to the market prior to recommencement of trading.

Global Leadership in PET

The PET market for bottles and jars remains one of the fastest growing packaging segments, with projected growth rates around 9% p.a.

Amcor and Schmalbach-Lubeca complement each other in terms of geographic coverage and technological knowhow. Amcor has plants in Canada, on the west coast of the US, Latin America and Australasia; while Schmalbach-Lubeca is the market leader in North America, Latin America and Europe.



Amcor Locations

- Australia
- Brazil
- Canada
- New Zealand
- Peru
- United States of America
- Venezuela

Schmalbach-Lubeca Locations

- Argentina
- Belgium
- Brazil
- Colombia
- France
- Germany
- India
- Italy
- Mexico
- Morocco
- Peru
- Poland
- Spain
- Turkey
- United Kingdom
- United States of America
- Venezuela

Global Leadership in PET

What is PET?

PET containers are the plastic containers typically used for carbonated soft drinks, bottled water, isotonic drinks and a wide range of food applications.

Their growth in use is driven by a number of desirable consumer characteristics including:-

- **light weight**
- **high clarity**
- **shatter-resistance**
- **resealability**
- **economic cost**
- **recyclability**

Industry Growth Rates

PET containers continue to exhibit growth rates well above GDP. Growth for the period 2000–05 is predicted to be around 9% and follows more than a decade of double digit growth.

Estimated growth rates by region are:-

	2000–05
North America	7.4%
Latin America	9.8%
Europe	9.2%
Mid East and Africa	11.9%
Asia Pacific	12.8%

Unique Global Reach of the Combined PET Businesses

	Amcor	Schmalbach	Combined
2001 Sales (A$m)	793	2,467	3,260
Plants/Countries	18/7	33/17	51/20
Employees	1,993	3,600	5,593
Units (billions)	6.4	18.4	24.8

Post Acquisition Estimated Global Share (Pounds of Resin)



Toyo Seikan
Graham
Ball Corp
Plastipak
Owens-Illinois
Alpla
Constar
Amcor
0%
2%
4%
6%
8%
10%
12%

Top Producers in the US and Canada* (Pounds of Resin)



Amcor 21%
Crown Cork & Seal 11%
Owens-Illinois 10%
Plastipak 9%
Ball Corp 5%
Graham 5%
Others 20%
Self Manufacture 18%

Top Producers in Europe* (Pounds of Resin)



Amcor 18%
Alpla (including Tetra Pak) 11%
Crown Cork & Seal 8%
Resilux 4%
Others 22%
Self Manufacture 37%

* Post the Aquisition of Schmalbach-Lubeca

A Leading Position Globally in Closures

The metal and plastic closures businesses of Amcor and Schmalbach-Lubeca have combined sales of around $1 billion. Schmalbach-Lubeca is a global leader in metal closures with significant operations in Europe and North America.

The combined plastic closures operations gives an excellent base for further expansion in this high growth segment.



Amcor Locations

- ● ▲ Australia
- ● Canada
- ● New Zealand
- ● ▲ Thailand
- ● United States of America

Schmalbach-Lubeca Locations

- ● ▲ Brazil
- ▲ China
- ▲ Germany
- ▲ Hungary
- ▲ Italy
- ● ▲ Mexico
- ● ▲ Philippines
- ▲ Poland
- ▲ Turkey
- ● ▲ United States of America
- ▲ Venezuela

Key to Symbols

- ● ● Plastic
- ▲ ▲ Metal

A Leading Position Globally in Closures

What are Closures?

Closures are the lids and caps used to seal bottles and jars. The majority of closures are either metal (tin plate, aluminium) or plastic.

Industry Growth Rates

The growth rate of metal and plastic closures in various regions is forecast to be:

	2000–05
North America	3.5%
Western Europe	1.2%
Latin America	4.5%
Asia-Pacific	5.9%
Other	3.4%

The growth rate of plastic closures is significantly greater than metal closures in the developed world, however in the developing regions both metal and plastic closures have solid growth outlooks.

	2000–05
Plastics – globally	> 6 %
Developing economies (metals & plastic)	4-10%
Western economies (metal closures)	up to 2%

European Share in Metal Closures* (Sales)



Amcor 48%
Crown Cork & Seal 32%
Other 20%

United States Share in Metal Closures* (Sales)



Amcor 68%
Crown Cork & Seal 31%
Massilly 1%

United States Share in Speciality Plastic Closures* (Sales)



Amcor 50%
Alcoa 32%
Owens-Illinois 11%
Kerr 6%
Crown Cork & Seal 1%

Broad Geographic Coverage of the Combined Closures Businesses

	Amcor	Schmalbach
2001 Sales (A$m)	130	**825**
Plants/Countries	5/5	**16/11**
Employees	270	**3,070**
Units (billions)	6.6	**20.0**

Post Acquisition Estimated Global Share (Sales)



Bericap
Aptar
Owens-Illinois
Amcor
Crown Cork & Seal
Alcoa
0%
1%
2%
3%
4%
5%

* Post the Aquisition of Schmalbach-Lubeca

Amcor Post Acquisition - $10 billion plus in Sales Revenue

Product Mix (Pro-forma sales by region in the 6 months to 31 December 2001)

Pre Acquisition (% of Sales)


PET 12%
Closures 2%
Flexibles 30%
Metal 7%
Cartons 14%
Corrugated/Paper 18%
Other 17%

Post Acquisition (% of Sales)


PET 31%
Closures 9%
Flexibles 22%
Metal 5%
Cartons 8%
Corrugated/Paper 14%
Other 11%

Geographic Breakdown (Pro-forma sales by region in the 6 months to 31 December 2001)

Pre Acquisition


Australia/NZ 32%
Europe 32%
The Americas 32%
Asia/Other 4%

Post Acquisition*


Australia/NZ 22%
Europe 34%
The Americas 41%
Asia/Other 3%

Sales and EBITDA for Schmalbach*
For 12 months to 31 March 2002

	A$m	A$m
	Sales	**EBITDA**
PET	2,475	328
Closures	866	101
Total	**3,341**	**429**

Acquisition Cost and Funding*

	A$m	A$m
Purchase Price	2,875	
Transaction Costs	43	**2,918**
Share Issues	1,020	
Convertible Securities	200	
Proceeds from Sale of KCA	697	
Debt	1,001	**2,918**

Acquisition Pricing*

	A$m
Purchase Price	2,875
EBITDA Year Ending 31 March 2002	429
EBITDA Multiple	6.7

Pro Forma Consolidated Balance Sheet Post Transaction*

	A$m	A$m
Current Assets	3,313	
Fixed Assets	4,605	
Intangibles	2,348	
Investments and Other Assets	280	
Total Assets		**10,546**
Borrowings	(2,713)	
Creditors and Provisions	(2,843)	
Total Liabilities		**(5,556)**
Convertible Notes		**(426)**
Total Equity		
Outside Equity Interest	279	
Shareholders Equity	4,285	**4,564**

* Further details relating to the financial performance and position of Amcor and Schmalbach-Lubeca are set out in the applicable Prospectuses.